Exhibit 99.1

AGM Group Holdings Inc.’s Subsidiary Signs Letter of Intent to Acquire Real Estate

Developer Based in Yushu City, Jilin Province

BEIJING, China, Mar. 11, 2019 /PRNewswire/ -- AGM Group Holdings Inc. (“AGM” or the “Company”) (NASDAQ: AGMH), a financial technology (“FinTech”) company providing trading platform solutions and enabling technologies for brokerage firms and other financial institutions, today announced that its wholly owned subsidiary, Shenzhen AnGaoMeng Financial Technology Service Co., Ltd., has entered into a letter of intent agreement to acquire 100% equity interest in Yushu Kingo City Real Estate Development Co., Ltd. (“Kingo City”).

Established in December 2013 with registered capital of RMB 30 million, Kingo City is a licensed real estate development and property management company based in Yushu City, Jilin Province, China. Kingo City is currently developing a commercial complex located at the intersection of Xinmin and Xiangyang Streets in Yushu City (the “Development Project”). Phase I of the Development Project is expected to be completed in October 2019 with total construction area of 120,000 square meters (approximately 1.29 million square feet) and property market value of approximately RMB 1.2 billion upon completion.

The proposed transaction is subject to a definitive share purchase agreement to be negotiated between the two parties, following further financial and legal reviews and approval of the Company’s Board of Directors, as well as other customary closing conditions. The Company plans to facilitate the proposed transaction by issuing new shares and using cash on hand.

About AGM Group Holdings Inc.

Incorporated in April 2015 and headquartered in Beijing, China, AGM Group Holdings Inc. is an emerging financial technology (“FinTech”) company focusing on delivering innovative trading platform solutions and enhancing technologies for brokerage firms and other financial institutions. For more information, please visit www.agmgroup.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For more information, please contact:

At the Company:
Email: DylanChiang@agmboard.com

Investor Relations:
Tony Tian, CFA
Weitian Group LLC
Email: ttian@weitianco.com
Phone: +1-732-910-9692